EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Fourth Quarter and Year ended December 31, 2018

(NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL)

ST. HELIER, Jersey, March 20, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the fourth quarter (“Q4” or the “Quarter”) and the year ended December 31, 2018 (the “Year”).  Caledonia’s primary asset is a 49 per cent legal ownership in the Blanket Mine (“Blanket”) in Zimbabwe.  Pursuant to the signing of an agreement announced on November 6, 2018, Caledonia intends to purchase a further 15 per cent of Blanket from one of Blanket’s indigenous shareholders.  The transaction remains subject to approvals from Zimbabwean regulatory authorities.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent basis unless indicated otherwise. All currency references are to United States dollars, unless otherwise stated.

	3 months ended December 31		12 months ended December 31		Comment
	2017	2018	2017	2018
Gold produced (oz)	16,425	14,952	56,133	54,511	Production was lower primarily due to lower grade.
On-mine cost per ounce ($/oz)[1]	556	688	633	690	Higher on-mine costs were largely due to lower grades which reduced the amount of gold extracted from each tonne of material mined and processed.
All-in sustaining cost ($/oz) (“AISC”)[1]	901	774	847	802	Notwithstanding higher on-mine costs, AISC per ounce was lower due to the Export Credit Incentive (“ECI”) which increased from 2.5 per cent to 10 per cent of revenues from February 2018.
Average realised gold price ($/oz) [1]	1,256	1,205	1,243	1,245	The average realised gold price reflects the market price of gold.
Gross profit[2] ($’000’s)	8,411	5,374	26,321	21,587	Gross profit was lower due to lower production and higher production cost; gross profit for the Quarter was also adversely affected by the lower realised price of gold compared to the fourth quarter of 2017 (“Q4 2017” or the “comparable quarter”).
Net profit attributable to shareholders ($’000’s)	3,232	2,784	9,384	10,766	Lower attributable profit in the Quarter reflects the lower gross profit, partially offset by the increased ECI. For the Year, lower gross profit was more than offset by higher ECI and a reduction in other charges such as foreign exchange losses and share- based payment expenses.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” “average realised gold price” and “Adjusted earnings per share” are used throughout this document.  Refer to Section 10 of the MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

	3 months ended December 31		12 months ended December 31		Comment
	2017	2018	2017	2018
Adjusted earnings per share (“EPS”)[1] (cents)	47.9	21.1	135.4	131.5	Lower adjusted EPS in the Quarter reflects lower net profit which was augmented by a reversal of foreign exchange losses and reduced deferred tax. Adjusted EPS for the Year was lower, notwithstanding higher attributable profit, due to the reversal of foreign exchange losses.
Net cash and cash equivalents ($’000’s)	12,756	11,187	12,756	11,187	Net cash and cash equivalents were lower due to the continued high level of capital expenditure and lower net cash from operating activities.
Net cash from operating activities ($’000’s)	7,914	5,079	24,512	17,667	Net cash from operating activities was lower due to an increase in working capital.
  Non-IFRS measures such as “On-mine cost per ounce”, “AISC” “average realised gold price” and “Adjusted earnings per share” are used throughout this document.  Refer to Section 10 of the MD&A for a discussion of non-IFRS measures.

Steve Curtis, Chief Executive Officer, said:

“Blanket delivered a robust performance, despite the well-known challenges of operating in Zimbabwe. We made good progress on the Central Shaft, which I expect to be operational in approximately 15 months and we continued our track record of growing the resource base at Blanket.

“Production for the Year was lower than in 2017 primarily due to an unplanned lower recovered grade as a result of added dilution due to the adoption of long-hole stoping in certain areas for safety reasons. Provided the drilling is accurate and the shape of the reef does not vary too much, long-hole stoping is an efficient mining method; however, drilling accuracy and choice of the most suitable areas to use this methodology is essential to reduce the dilution. Management is addressing this by conducting extensive re-training of drillers, and the situation now appears to be improving.  The underground logistical issues which affected production in 2017 have largely been resolved: a record tonnage of ore was mined in the Year.

“During the Year we continued to implement the Investment Plan at Blanket Mine with the objective of increasing production to 80,000 ounces per annum.  Certain operational and economic factors have resulted in less development being achieved than planned, which will result in a slower production ramp-up than originally expected. Production is now expected to be approximately 75,000 ounces in 2021 increasing to approximately 80,000 ounces in 2022.  The Central Shaft has reached a depth of 1,150 metres - only 54 metres from the planned shaft bottom.  Work is currently focused on horizontal development of the loading station.  I expect the shaft sinking to be completed by the end of June 2019, after which the shaft will be equipped prior to commissioning which is scheduled for mid-2020.

“Exploration continues at Blanket with encouraging results.  In September 2018, we announced a resource upgrade which increased the gold contained in Measured and Indicated Resources by 13 per cent to 805,000 ounces. The gold contained in Inferred Resources increased by nine per cent to 963,000 ounces.  This resource upgrade marks the seventh successive year of resource growth at Blanket where resources have increased by 858,000 ounces since 2011, despite mining over 300,000 ounces in the same period.

“The monetary environment in Zimbabwe became more challenging following changes in policy although the general direction of policy development appears to be positive. Policy changes disrupted the commercial banking system in October 2018 and February 2019 which adversely affected procurement.  Delays in procuring critical items meant that capital equipment suffered from a lack of maintenance which increased the frequency of breakdowns.  We are optimistic that the introduction of a market exchange rate in February 2019 will, in time, allow a return to normal operating conditions.

“Costs in the Year and the Quarter were higher than expected due to a combination of increased prices for cyanide and steel, the increased cost of a larger fleet of trackless equipment which operates in the declines and the adverse effect of lower than expected grades.

“Notwithstanding these challenges, the financial performance of the Company remained robust: net profit attributable to shareholders for the Year increased from $9.4 million to $10.8 million; cash generated by operations before working capital was $25.8 million for the Year, compared to $26.8 million in 2017.   However, working capital increased by $4.7 million in the Year compared to a reduction of $2.1 million in 2017 – the increase being due to an increase in amounts due in respect of gold sales and VAT refunds from the Government of Zimbabwe and a reduction in trade and other payables.  Subsequent to the end of the Year, Blanket has received all amounts owing as at December 31, 2018 in respect of gold sales and $1.2 million in respect of VAT refunds, which reflects all of the longer outstanding amounts owing.

“Towards the end of the Year, Blanket drew down a new $6 million three-year debt facility, having repaid the previous facility of $3 million. Cash and cash equivalents at the end of the Year were $11.2 million (2017; $12.8 million).

“From these cash flows and cash resources, Blanket funded $17.8 million of expansion capital investment, $2.2 million of sustaining capital expenditure and repaid $1.5 million of debt; Caledonia also paid $2.9 million of dividends.

“Unfortunately, during the Year there were two fatal accidents at Blanket.  The safe production of gold is our primary objective and safety can never be compromised.  In response to the most recent accidents, we introduced an innovative approach to safety training called the Nyanzvi initiative which exposes workers to an intensive, week-long safety programme.  The programme focusses on behavioural change and has been designed and is implemented in conjunction with workers themselves.  The employee participation in the design and implementation of this programme results in a high degree of employee ownership of the problem and the solution.  It is still early days for the Nyanzvi initiative, but the incidence of workplace accidents now appears to be trending downwards.  Approximately 45% of Blanket’s workforce have completed the programme.  In addition, we have introduced long-hole stoping in the wider reefs at Blanket and Eroica sections which is generally a safer mining methodology, but unfortunately, this has the risk of adding to dilution.

“We are at a very exciting point in our development. At our current production level we are already highly cash generative. For the next 18 months, the bulk of the cash generation will be deployed to the Investment Plan at Blanket which we are confident will further increase cash flows as we increase production to approximately 80,000 ounces of gold in 2022.  Once the Investment Plan is completed towards the end of 2020, we expect to have substantial free cash flows to deploy elsewhere.  Against this background, there are very encouraging developments in Zimbabwe which we are optimistic will create new investment opportunities.”

Shareholder Conference Call

A presentation of the 2018 results and outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com). Management will host a conference call at 1500 GMT on March 26, 2019.

Details for the call are as follows:

Date: March 26, 2019

Time (local): 1500 London, 1700 Johannesburg, 1600 Zurich and Frankfurt, 1100 Toronto and New York

Password: Caledonia Mining Full Year Results

UK Toll free	0808 109 0700
USA Toll free	1 866 966 5335
South Africa Toll free	0 800 980 512
Canada Toll free	1 800 608 0547
Other (standard International access)	+44 (0) 20 3003 2666

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Chief Executive’s Report

This information is extracted from the MD&A, the full version of which can be seen on the Company’s website.

Safety

Regrettably two fatal mining-related accidents occurred in the Year on February 23, 2018 and on July 12, 2018.  The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased.  Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incidents.  Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures through increased training activities: all mine employees will participate in a five-day programme, focusing on safety behaviour and safe mining practices; all mining supervisors have been retrained on rock engineering and recognising hazards.

Production and earnings

14,952 ounces of gold were produced during the Quarter, nine per cent lower than in the comparable quarter; 54,511 ounces of gold were produced in the Year, 2.9 per cent lower than in 2017.  Production for the Year was in line with the production guidance range of between 54,000 and 56,000 ounces, which was published on October 11, 2018.

Adjusted EPS for the Year was 131.5 cents, which is lower than the guidance of 140 to 150 cents per share which was published on October 11, 2018.  The shortfall against guidance was largely due to higher operating costs and non-cash accounting adjustments which reduced the deferred tax charge which is added back to IFRS earnings to arrive at adjusted earnings.

Resource upgrade

On September 20, 2018 Caledonia announced a further upgrade to the resource base at Blanket. Total Measured and Indicated gold ounces at Blanket increased by 13 per cent to 805,000 ounces as at July 2018.  Inferred gold resources at Blanket increased by nine per cent to 963,000 ounces as at July 2018. Please refer to management’s discussion and analysis dated March 20, 2019 for further information in relation to the resource upgrade.  The resource upgrade marks the seventh successive year of sustained resource growth at Blanket. Blanket’s resources have grown by approximately 86 per cent since 2011 despite mining over 300,000 ounces over this period. This resource upgrade further vindicates the decision taken in November 2017 to extend the Central Shaft from the initial planned depth of 1,080 metres to 1,204 metres.

Zimbabwe Monetary Conditions

The shortage of foreign currency has been a long-standing difficulty in Zimbabwe which has worsened following a policy announcement by the Reserve Bank of Zimbabwe (“RBZ”) on October 1, 2018.  The main elements of the policy were that gold producers would receive 30 per cent of their gold proceeds in US Dollars into their Foreign Currency Account (“FCA”) and the balance into the Real Time Gross Settlement account (“RTGS account”) as RTGS or Bond Dollars (“RTGS Dollars”).

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners engaged with the Government of Zimbabwe and the RBZ, which increased the FCA allocation for large scale gold miners from 30 per cent to 55 per cent of their gold proceeds in FCA with effect from November 12, 2018.

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between RTGS Dollars and other foreign currencies.  In terms of this new policy, gold producers will continue to receive 55 per cent of their gold proceeds in US Dollars into their FCA and the balance will be received in RTGS Dollars at the prevailing inter-bank rate.  Blanket will use the RTGS Dollar component of its gold proceeds to settle its local liabilities (wages, taxation, electricity and local procurement); the US Dollar component is intended to fund offshore purchases of consumables and capital equipment.  An additional measure in this policy announcement is that the ECI programme has been cancelled; as announced by the Company on February 27, 2019 this will have an adverse effect on Caledonia’s earnings per share for 2019 of between 40 and 46 cents per share.

It is hoped that the inter-bank trading mechanism will address the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices.

Provided the RTGS/US Dollar exchange rate used to calculate Blanket’s RTGS-denominated gold receipts is at an inter-bank rate that recognises economic fundamentals and Blanket continues to receive its gold proceeds promptly and in full, management is optimistic the revised policy may create a more stable economic environment. Investors should recognise that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

Dividend Policy

Caledonia’s dividend policy is to pay a dividend of 6.875 United States cents per share at the end of January, April, July and October.  The profitability and cash generation of Blanket Mine remains strong however, Caledonia’s ability to continue to pay dividends depends on its ability to effect payments from Zimbabwe.

Revised Central Shaft Project

The shaft is currently at a depth of 1,150 metres.  Shaft sinking is expected to be completed in the middle of 2019 and the shaft is expected to be commissioned in mid 2020.  Work on the Central Shaft has been adversely affected by power outages and insufficient foreign exchange.  These factors have resulted in less development being achieved than planned, which will result in a slower production ramp-up.  Production is now expected to be approximately 75,000 ounces in 2021 increasing to approximately 80,000 ounces in 2022.  Further progress on the Central Shaft depends on the continued availability of sufficient foreign currency.

Sale of Eersteling Gold Mining Company Limited

Eersteling Gold Mining Company Limited (“Eersteling”) is a South African subsidiary which has been on care and maintenance since 1997 and has recorded no production since then. On May 31, 2018 the Group entered into an agreement to sell two Eersteling rock dumps for a combined cash consideration of ZAR 3 million ($217,000).  The proceeds were received in full as at December 31, 2018.

On July 12, 2016 Caledonia entered into an agreement to sell the shares of Eersteling for a cash consideration of $3 million. This agreement lapsed in December 2017 due to the failure of the purchaser to pay the purchase consideration.  On May 31, 2018 the Group entered into a new share sale agreement in terms of which the purchase price of $3 million would be settled through three instalments of $1 million (or the South African rand equivalent) payable on the completion date and 12 and 18 months thereafter. The first instalment was received in February 2019 after which ownership of Eersteling (and all future risks and rewards) was transferred to the purchaser.

Eersteling’s assets have largely been written off: the carrying value of Eersteling’s assets and liabilities in Caledonia’s consolidated accounts as at 31 December 2018 was a net liability of $313,000; in the year to 31 December 2018, EGM gave rise to an administrative expense of $212,000.  It is not expected that the sale will result in any incremental tax liability.

Caledonia intends to use the sale proceeds for general corporate purposes.

Strategy and Outlook

Caledonia’s strategic focus is the implementation of the Investment Plan at Blanket, the main component of which is the Central Shaft project.  Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future.  Caledonia intends to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
3 months ended December 31			12 months ended December 31
	2017	2018	2016	2017	2018
Revenue	19,599	17,495	61,992	69,762	68,399
Royalties	(986)	(877)	(2,923)	(3,498)	(3,426)
Production costs	(9,188)	(10,060)	(32,086)	(36,180)	(39,315)
Depreciation	(1,014)	(1,184)	(3,491)	(3,763)	(4,071)
Gross profit	8,411	5,374	23,492	26,321	21,587
Net other income	535	2,001	1,275	2,399	6,765
Administrative expenses	(1,370)	(1,840)	(7,263)	(5,911)	(6,465)
Net foreign exchange (loss)/gain	(396)	338	(505)	(380)	223
Cash-settled share-based expense	(369)	135	(618)	(976)	(315)
Equity-settled share-based expense	-	-	(170)	(835)	(14)
Sale of Blanket Mine treasury bills	-	-	3,202	-	-
Margin call on hedge	-	-	(435)	-	(360)
Operating profit	6,811	6,008	18,978	20,618	21,421
Net finance cost	(7)	(78)	(176)	(31)	(220)
Profit before tax	6,804	5,930	18,802	20,587	21,201
Tax expense	(2,815)	(2,344)	(7,717)	(8,691)	(7,445)
Profit for the year	3,989	3,586	11,085	11,896	13,756
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	350	(167)	262	373	(676)
Total comprehensive income for the year	4,339	3,419	11,347	12,269	13,080

Profit attributable to:
Owners of the Company	3,232	2,784	8,526	9,384	10,766
Non-controlling interests	757	802	2,559	2,512	2,990
Profit for the year	3,989	3,586	11,085	11,896	13,756
Total comprehensive income attributable to:
Owners of the Company	3,582	2,617	8,788	9,757	10,090
Non-controlling interests	757	802	2,559	2,512	2,990
Total comprehensive income for the year	4,339	3,419	11,347	12,269	13,080

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (cont’d)

	3 months ended December 31		12 months ended December 31
	2017	2018	2016	2017	2018
Earnings per share (cents) (i)
Basic	29.5	25.1	79.5	86.5	98.9
Diluted	29.4	25.2	79.0	86.3	98.9

Adjusted earnings per share (cents) (i) (ii)
Basic	47.9	21.1	98.6	135.4	131.5
  Earnings per share (“EPS”) and adjusted EPS for current and prior periods have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.
  Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 for a discussion of non-IFRS measures.

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2016	2017	2018
Cash flows from operating activities
Cash generated from operating activities	25,671	28,885	21,119
Net interest	(194)	(161)	(108)
Tax paid	(2,466)	(4,212)	(3,344)
Net cash from operating activities	23,011	24,512	17,667

Cash flows from investing activities
Acquisition of property, plant and equipment	(19,885)	(21,639)	(20,192)
Proceeds from property, plant and equipment	3	-	-
Net cash used in investing activities	(19,882)	(21,639)	(20,192)

Cash flows from financing activities
Dividends paid	(2,994)	(3,310)	(3,497)
Term loan repayments	-	(1,500)	(1,500)
Term loan proceeds	3,000	-	6,000
Term loan – transaction cost	(73)	-	(60)
Share issue	433	246	-
Share repurchase	-	(146)	-
Net cash from/(used in) financing activities	366	(4,710)	943

Net increase/(decrease) in cash and cash equivalents	3,495	(1,837)	(1,582)
Effect of exchange rate fluctuations on cash held	(40)	258	13
Net cash and cash equivalents at beginning of the period	10,880	14,335	12,756
Net cash and cash equivalents at end of the period	14,335	12,756	11,187

Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Dec 31	Dec 31
		2016	2017	2018
Total non-current assets		64,917	82,143	97,525
Inventories		7,222	9,175	9,427
Prepayments		810	709	866
Trade and other receivables		3,425	4,962	6,392
Cash and cash equivalents		14,335	13,067	11,187
Assets held for sale		-	-	296
Total assets		90,709	110,056	125,693
Total non-current liabilities		21,560	25,243	34,687
Short-term portion of term loan facility		1,410	1,486	-
Trade and other payables		8,077	12,660	10,051
Income tax payable		345	1,145	1,538
Bank overdraft		-	311	-
Liabilities associated with assets held for sale		-	-	609
Total liabilities		31,392	40,845	46,885
Equity attributable to shareholders		55,609	63,267	70,463
Non-controlling interests		3,708	5,944	8,345
Total equity		59,317	69,211	78,808
Total equity and liabilities		90,709	110,056	125,693

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.